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                                                               Exhibit (a)(1)(P)

                                                                   PRESS RELEASE

ACQUISITION OF AMERICAN NATIONAL CAN GROUP, INC ("ANC") NOW APPROVED BY THE EU COMMISSION

Rexam PLC ("Rexam"), the global consumer packaging company, announces that it has received regulatory approval from the EU Commission for its acquisition of ANC, the world's No 2 beverage can maker, clearing the way for Rexam to close its cash tender offer (the "Offer") for ANC. As a result of the approval, Rexam currently anticipates that there will be no further extension to the Offer beyond its scheduled expiration date on 21 July 2000. The acquisition will make Rexam the world's fifth largest consumer packaging company and the world's No 1 beverage can maker.

The Offer has been subject to the acceptance by a majority of ANC shareholders, regulatory approval, and the passing of an ordinary resolution by Rexam shareholders. The ordinary resolution was passed on 17 May 2000 and at 18 July 2000, approximately 82.5% of ANC's outstanding shares had been tendered. The Offer, which was previously scheduled to expire on 19 July 2000, was further extended on 17 July to 21 July, to allow remaining ANC shareholders to tender their shares. Formal completion of the acquisition is expected during the week commencing 24 July 2000. Assuming at least 90% of the outstanding shares are tendered into the offer, Rexam plans to effect a short form merger at that time under which it will acquire 100% ownership of ANC.

To meet the concerns of the EU Commission regarding competitive issues, Rexam has undertaken to divest three plants, one in Southern Europe and two in Northern Europe representing combined sales of (pound)125 - 150 million, and approximately 7% of the combined beverage can turnover of the two companies. The possible need for divestments, as anticipated at the time of the Offer, had been factored into Rexam's original acquisition analysis.

Commenting on today's announcement, Rolf Borjesson, Rexam's Chief Executive, said: "We are delighted to receive regulatory approval for the acquisition of ANC. By bringing together these two companies, Rexam will become a major force in global consumer packaging and consequently we will be able to provide even better service for our customers. I am pleased to report that we anticipate further potential synergies, and that the net effect after the divestments is well in line with our indications at the time we announced the offer in April. As previously stated, the acquisition is expected to be earnings enhancing pre goodwill amortisation in the first full year following completion, and to cover its cost of capital in the second full year".

                                                                    19 July 2000

ENQUIRIES

REXAM PLC                                                   +44 (0) 20 7227 4100
Rolf Borjesson, Chief Executive
Michael Hartnall, Finance Director
Per Erlandsson, Director of Corporate Communications        +44 (0) 20 7227 4140

FORWARD LOOKING STATEMENTS

Certain statements in this news release relating to the Offer and consummation and success of the merger are forward looking statements which involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated in the forward looking statements. These include changing business or other market conditions and the success of the business combination as planned by the parties. These and other factors could adversely affect the outcome and financial effects of the plans and events described herein.